UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Nanno, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> May 6, 2016

Physical address of issuer
1615 California Street, Suite 310, Denver, CO 80202

Website of issuer
www.nanno.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 31, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$42,401	$35,854
Cash & Cash Equivalents	$31,747	$35,854
Accounts Receivable	$0	$0
Short-term Debt	$30	$974
Long-term Debt	$0	$0
Revenues/Sales	$20,251	$1,616
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($137,509)	($202,494)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elisabeth P. Oertle
(Signature)

Elisabeth P. Oertle

CEO/Co-Founder/Director

/s/ Desi McAdam
(Signature)

Desi McAdam

CTO/COO/Co-founder/Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elisabeth P. Oertle
(Signature)

Elisabeth P. Oertle

CEO/Co-founder/Director

August 9, 2019
(Date)

/s/ Desi McAdam
(Signature)

Desi McAdam

CTO/COO/Co-founder/Director

August 9, 2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT AEXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

August 9, 2019

Nanno, Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Nanno, Inc. ("**Nanno**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 31, 2019 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.nanno.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nanno

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Nanno is a Delaware corporation, incorporated/formed on May 6, 2016.

The Company is located at 1615 California Street, Suite 310, Denver, CO 80202.

The Company's website is www.nanno.com.

The Company conducts business in Colorado.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/nanno and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50
Offering deadline	December 31, 2019
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 22.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering in addition to the compensation of 6% of the amount raised.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to Our Business

We are a seed-stage company and have little operating history or operating results.

We are a seed-stage company and have little operating history or operating results. We were incorporated on May 6, 2016, and engaged in limited business activity until September 2017, when we launched in Denver. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds of this and potentially other offerings in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and a loss of your entire investment.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel. Liz Oertle is our co-founder and chief executive officer and Desi McAdam is our co-founder and chief technology officer. The loss of either of their services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

There can be no guarantee of our future performance and you may lose your entire investment.

This Memorandum includes certain forward-looking statements and our estimates with respect to anticipated business prospects and financial performance. These estimates reflect various assumptions of our management that may or may not prove to be correct. Our current expectations are subject to the uncertainties and risks associated with new ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, and thus there is a substantial risk of the loss of your entire investment. Furthermore, even if we are able to develop and deploy our products and services, we cannot ensure a profitable return on investment. Nothing herein should be relied upon as a promise of our future performance.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

Risks Related to the Securities
There are regulatory and contractual restrictions on your ability to transfer or resell our convertible securities

The Securities have not been registered with the SEC under the Securities Act. This offering is being conducted in reliance upon exemptions from registration under the Securities Act and applicable U.S. state securities laws. You may transfer or resell the Securities only in a transaction exempt from registration under the Securities Act and applicable U.S. state securities laws. Our Bylaws contain additional restrictions on transferability. Therefore, holders will generally have no ability to transfer or resell the Securities.

The Company will have broad discretion in the use of the proceeds of this Offering.

We plan to use the proceeds from this Offering as set forth in the section below titled "Use of Proceeds." Our management will have significant flexibility in applying the net proceeds of this Offering and may apply the proceeds in ways in which you do not agree. The failure of our management to apply these funds effectively could materially harm our business.

Your ownership in the Company may be diluted upon and following purchase of the Securities.

The Company's valuation used for this Offering is arbitrary, and therefore, future offerings of securities may not comport with the valuation used for this Offering. Any lesser valuation may result in dilution. In addition, the Company will have broad authority to issue additional securities in the future, which may result in dilution.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion).

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Risks Related to Minority Ownership

Purchasers with a minority ownership in the Company will be subject to the same risks as any investor with a minority stake in the Company. Principally, minority investors do not have the ability or voting rights required to influence company direction at their discretion.

BUSINESS & BUSINESS PLAN

Nanno is an on-demand childcare platform that connects busy parents with high-quality, fully vetted caregivers using a familiar Uber-like interface. Our basic functionality allows parents to simply enter the date, time, location and number of kids. Like Uber or Lyft, we then broadcast that booking request to eligible caregivers in the area, and the first to pick it up is automatically engaged.

If a parent wants more control over the caregivers who might accept their booking request, they can take advantage of our networking functionality. They can explore the profiles of all caregivers in their area through our Caregiver Gallery, and can add the caregivers they like to their "favorites" list. They can also connect with friends (through a Facebook interface) and with organizations they trust (their kids' schools, nearby colleges, etc.). Then, when they go to book a caregiver, they can determine the scope of transmission for that particular booking – whether it should go to their favorites, to the caregivers connected to them through their networks, to the whole Nanno network, or to any or all of the above. (Even if they choose to have their booking broadcast to the entire network, it will go to their favorites and their connections first.)

Revenue Model

We charge parents a commission (25% on average) on the hourly rate they pay for childcare. In most U.S. markets, parents pay $20/hour for up to two kids, of which $15/hour goes to the caregiver and $5 comes to Nanno. We also have an optional subscription option for parents who use Nanno regularly. Parents who pay the monthly $29.99 subscription fee pay a reduced rate for hourly care.

Enterprise and Specialty Services

In addition to our basic in-home sitter/nanny service, we offer childcare in several other formats:

- **Event Care:** Whether you're a professional event planner or just someone throwing a kid-friendly party, it's great to have a caregiver or two focused entirely on the kids. We also provide on-site care for professional networking events and other evening events that many parents have trouble attending for lack of childcare.

- **Employer-Sponsored Back-up Care:** Employers who realize the economic advantages of childcare as a wellness benefit,[1] are beginning to look for more cost-effective ways to offer them. Our pay-as-you-go model is cost effective and data-driven, allowing employers to offer basic backup care benefits without the heavy overhead burden of competitors like Bright Horizon and Care@Work. We are currently working to pilot our workplace product with a large regional law firm this fall.
- **Place-of-Worship Care:** Modern places of worship offer myriad services for parents, children and families, and have significant need for high-quality childcare solutions. We work with several churches to provide regular on-site care at their facilities.
- **Hotel/Travel Care:** Finding childcare while traveling can be difficult if not impossible. Some hotels partner with nanny agencies to provide guests access to caregivers, but capacity is limited, it's expensive and parents don't have as much control over the process. Nanno allows parents to use the same simple interface (and subscription, if they have one) they use at home to book high-quality childcare while traveling.
- **Wedding Care:** Our wedding care service is similar to hotel/travel care, but aimed at wedding planners and anyone involved in planning a wedding.

Intellectual Property

We have one registered trademark, on our name, and two provisional patent applications.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Estimated Professional Fees	12.00%	$3,000	0.23%	$3,000
Marketing Expenses	50.00%	$12,500	60.00%	$642,000
Working Capital	32.00%	$8,000	33.77%	$360,800
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

---

[1] Source: https://childcarecouncil.com/wp-content/uploads/2014/07/Why-Should-Employers-Care-ECLC.pdf

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Elisabeth P. Oertle	CEO, Director	CEO, Nanno, Inc. (May 2016 – Present) Attorney & Managing Member, Oertle Law, LLC (January 2016 – September 2018)	J.D., University of Michigan Law School, 2017 B.A., Binghamton University, 1999
Desi McAdam	CTO & COO, Director	CTO, Nanno, Inc. (May 2016 – Present) Independent Software Consultant (August 2016 – September 2018) Managing Director / Director of Development, thoughtbot, inc. (November 2012 – August 2016)	BSCS, Georgia Institute of Technology, 2000

Beneficial Equity Holders

At this time, the Company has only two beneficial equity holders holding greater than 20% of the equity of the Company: Liz Oertle and Desi McAdam.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no full-time employees.

CAPITALIZATION AND OWNERSHIP

Our capitalization as of August 1, 2019 is as follows:

	Actual		Fully Diluted	
Shareholder Name	Shares	Percent	Shares	Percent
Liz Oertle	100,000	48.00%	100,000	35.00%
Desi McAdam	100,000	48.00%	100,000	35.00%
Other Common Stock Holders	8,330	4.00%	8,330	2.92%
Quake Capital KISS Holders	-	0.00%	18,027	6.31%
500 Startups KISS Holders	-	0.00%	17,150	6.00%
Convertible Noteholders	-	0.00%	17,862	6.25%
Warrant Holders	-	0.00%	1,201	0.42%
Option Pool	-	0.00%	23,150	8.10%
TOTAL	**208,330**	**100.00%**	**285,720**	**100.00%**

Capitalization

Our authorized capital stock consists of 1,000,000 shares, all of which are designated as common stock, each having $0.0001 par value. As of December 31, 2018, there were 208,330 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

In addition to the common stock, the Company has issued the following outstanding securities:

Keep It Simple Securities – 2017 and 2018

In 2017 and 2018, the Company issued four Keep It Simple Securities (the "Quake Capital KISSes") under Section 4(a)(2) of the Securities Act, in exchange for $205,000 cash financing.

Under the Quake Capital KISSes, the funds contributed by the investors will convert to shares of preferred stock in a Qualified Financing (defined as an equity financing for which the Company receives gross proceeds of at least $1,000,000 excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale), upon a change of control transaction at the Investor's election, or on or after the Maturity Date (defined as 18 months from the Date of Issuance) at the election of the majority of the Investors. If converted upon a Qualified Financing, the funds will convert into the lower of the price per share of the newly issued preferred stock multiplied by 80% (the "Quake KISS Discount") or $3,000,000 (the "Quake KISS Valuation Cap"), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

In the event of a change of control transaction, the funds will convert into the number of shares of all Company's common stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing (A) Quake KISS Valuation Cap by (B) the fully-diluted capitalization immediately prior to the closing of the change of control transaction or the investor shall be paid an amount equal to two times the purchase price.

If converted on or after the maturity date, the funds shall be converted into that number of shares of a newly created series of the Company's series seed preferred stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing the Quake KISS Valuation Cap by the fully-diluted capitalization immediately prior to conversion.

As of the date of this Form C, there has not been a Qualified Financing. The Quake Capital KISSes have not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to the holders of the Quake Capital KISSes. The holders are entitled to information rights, right of first offer, participation rights in the Qualified Financing and observer rights to attend all meetings the Company's board.

Convertible Notes

Since inception, the Company has raised $90,000 cash under Section 4(a)(2) of the Securities Act, in exchange for several convertible notes payable (collectively, the "Notes"). The Notes accrue interest at 10% per annum. Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount at any time or, upon a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), are automatically convertible into equity.

Upon the closing of a Qualified Financing the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the Note (the "Conversion Value"), or (B) to convert the Note, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 20%.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the Notes remain outstanding, or at the holder's option at any time before such a transaction, each holder may elect either (A) to receive a cash payment equal to the Conversion Value or (B) convert the Note, at the Conversion Value, into shares of the Company's Common Stock at $6.55 per share.

Keep It Simple Securities – 2019

In 2019, the Company issued one Keep It Simple Security (the "500 Startups KISS") under Section 4(a)(2) of the Securities Act, in exchange for $150,000 cash financing.

The 500 Startups KISS converts upon the occurrence of various events, including (A) upon the Company's next equity financing of $1,000,000 or more (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) (B) upon a qualifying corporate transaction or (C) after the date that is eighteen (18) months following the date of issuance.

If converted upon the Company's next equity financing, the funds automatically convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the financing. The issuance of the conversion shares pursuant to the conversion shall be subject to the same terms and conditions applicable to the preferred stock sold in the equity financing.

If converted upon a qualifying corporate transaction, at the investor's option, the funds may either convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the conversion or the investor will be paid an amount equal to 2 times the Purchase Price.

If converted 18 months from the date of issuance, the holder may elect that the 500 Startups KISS be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion.

As of the date of this registration statement, there has not been any priced preferred stock round of financing that would trigger a conversion of the 500 Startups KISS to preferred stock. The 500 Startups KISS has not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to 500 Startups. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board.

Debt

On February 15, 2019, the Company raised $47,000 cash in exchange for several non-convertible promissory notes payable (collectively, the "Notes"). The Notes accrue interest at 10% per annum. Principal and interest under the Notes are due and payable upon a "Qualified Financing" (defined as capital-raising transactions in which the Company raises aggregate gross proceeds of at least $1,000,000) or on the Maturity Date, (defined as December 31, 2021).

In connection with the promissory notes, the Company issued warrants to purchase Common Stock in an amount equal to the number of shares obtained by calculating 50% of each lender's initial principal amount and dividing by $19.58. The exercise price of the warrants is $19.58 per share.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Nanno, Inc. ("Nanno" or the "Company") was originally formed as a Colorado corporation on May 6, 2016. The Company was converted to a Delaware corporation on July 27, 2017 (the "Conversion"). The Company's headquarters are in Denver, Colorado.

Nanno is an on-demand childcare platform and application. We connect busy parents with high-quality, fully vetted sitters and nannies through a true on-demand marketplace.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

The proceeds of the offering are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

The offering proceeds will have a beneficial effect on our liquidity, as we currently have limited cash on hand, and plan to continue to deploy such capital toward continued growth.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain continued investment in growth over the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering and limited revenue from ongoing operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by December 31, 2019 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 1,000,000 shares of common stock, par value $0.0001 per share, of which 208,330 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon an Equity Financing

If the Company elects to convert the Securities upon an Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the Financing Price calculated by reference to the price per share of the Securities sold in such Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the Company's discretion, either (a) the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held the number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes (the "Liquidity Price"), or (b) a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held the number of shares of the securities issued in the most recent Equity Financing equal to the Purchase Amount divided by the Financing Price applicable in such Equity Financing. Securities granted in connection therewith shall have the same liquidation rights and preferences as the securities issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons since the beginning of the Company's last fiscal year.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Nanno, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Prepared by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Nanno, Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 7, 2019

To: Board of Directors of Nanno, Inc.
       Attn: Elizabeth Oertle

Re: 2017 and 2018 Financial Statement Review
      Nanno, Inc.

We have reviewed the accompanying financial statements of Nanno, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and 2017

Balance Sheet
(Unaudited)

| | December 31, | | | |
	2018		**2017**	
Assets				
Current assets				
Cash	$	31,747	$	35,854
Other current assets		10,654		0
Total assets	$	42,401	$	35,854
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accrued expenses	$	30	$	974
Total current liabilities		30		974
Commitments and contingencies (Note 7)				
Convertible notes payable		90,000		0
Contingent obligations to issue future equity (KISSes)		205,000		150,000
Common stock		21		21
par value of $0.0001 per share; 1,000,000 shares authorized as of December 31, 2018 and 2017; 208,330 shares issued and outstanding as of December 31, 2018 and 2017				
Additional paid-in capital		118,853		118,853
Accumulated deficit		(371,503)		(233,994)
Stockholders' equity (deficit)		(252,629)		(115,120)
Total liabilities and stockholders' equity	$	42,401	$	35,854

The accompanying notes are an integral part of these financial statements.

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and 2017

Income Statement
(Unaudited)

	Year Ended December 31,	
	2018	**2017**
Revenue	$ 20,251	$ 1,616
Costs and expenses		
Advertising	41,768	18,960
Background checks	19,161	4,949
Contract labor	42,319	91,982
Fundraising	265	30,815
Insurance	17,956	25,545
Technology	16,119	6,973
Payment platform fees	3,887	594
General and administrative	16,285	17,091
Startup costs	0	7,201
Total costs and expenses	157,760	204,110
Net loss	$ (137,509)	$ (202,494)

The accompanying notes are an integral part of these consolidated financial statements.

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and 2017

Statements of Stockholders' Equity
(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances – Dec. 31, 2016	74,073	$ 7.00	$ 42,259	$ (31,500)	$ 10,766
Net loss	-	-	-	$ (202,494)	$ (202,494)
Issuance of Common Stock	134,257	$ 14.00	$ 76,594	-	$ 76,608
Balances – Dec. 31, 2017	208,330	$ 21.00	$ 118,853	$ (233,994)	$ (115,120)
Net loss	-	-	-	$ (137,509)	$ (137,509)
Balances – Dec. 31, 2018	208,330	$ 21.00	$ 118,853	$ (371,503)	$ (252,629)

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and 2017

Statements of Cash Flows
(Unaudited)

	Year Ended December 31,	
	2018	2017
Cash flows from operations		
Net loss	$ (137,509)	$ (202,494)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Prepaid expenses	(10,654)	
Accrued and other liabilities	(944)	1,333
Net cash used in operating activities	(149,107)	(201,161)
Cash flows from investing activities		
Cash paid for intangible assets	0	7,201
Net cash provided from investing activities	0	7,201
Cash flows from financing activities		
Proceeds from the issuance of common stock	0	76,594
Proceeds from the issuance of KISSes	55,000	150,000
Proceeds from the issuance of convertible notes	90,000	0
Net cash provided from financing activities	145,000	226,594
Net increase (decrease) in cash and cash equivalents	$ (4,107)	$ 25,433
Cash and cash equivalents		
Beginning of year	$ 35,854	$ 3,221
End of year	$ 31,747	$ 35,854

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Nanno, Inc. ("Nanno" or the "Company") was originally formed as a Colorado corporation on May 6, 2016. The Company was converted to a Delaware corporation on July 27, 2017 (the "Conversion"). The Company's headquarters are in Denver, Colorado.

Nanno is an on-demand childcare platform and application. We connect busy parents with high-quality, fully vetted sitters and nannies through a true on-demand marketplace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable and Keep It Simple Securities ("KISSes"). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Contingencies – Keep It Simple Securities ("KISSes")

The Company issued several KISSes in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 7.) Under the KISSes, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of: (i) the price per share of the newly issued preferred stock multiplied by 80% (the "KISS Discount"); or (ii) $3,000,000 (the "KISS Valuation Cap"), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing. If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, or dissolves or ceases operations, in either case while the KISSes remain outstanding, each KISS holder will have the option of receiving an amount equal to two times his or her cash investment amount returned or, in the event of a change of control, receiving the number of shares of Common Stock purchased with his or her KISS investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with caregivers to provide transportation services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balances were approximately $35,854 and $31,747 as of December 31, 2017 and 2018, respectively.

NOTE 4 – OTHER CURRENT ASSETS

Other current assets consist of prepaid insurance premiums and prepaid technology subscriptions billed annually.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2018 consisted primarily of prepaid gift cards that had not yet been used, and as of December 31, 2017 consisted of reimbursable expenses incurred in 2017 but reimbursed in 2018.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $90,000 cash in exchange for several convertible notes payable (collectively, the "Notes"). The Notes accrue interest at 10% per annum. Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount, or are automatically convertible into Preferred Stock upon a "Qualified Financing" (as defined below).

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the Note (the "Conversion Value"), or (B) to convert the Note, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 20%.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the Notes remain outstanding, or at the holder's option at any time before such a transaction, each holder may elect either (A) to receive a cash payment equal to the Conversion Value or (B) convert the Note, at the Conversion Value, into shares of the Company's Common Stock at $6.55 per share.

As of December 31, 2018, approximately $5,575 of interest had accrued under the Notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Keep It Simple Securities ("KISSes")

To date, the Company has issued four Keep It Simple Securities ("KISSes") in exchange for $295,000 cash financing.

Under the KISSes, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i) the price per share of the newly issued preferred stock multiplied by 80% (the "KISS Discount"); or

(ii) $3,000,000 (the "KISS Valuation Cap"), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

As of the date of these financial statements, there has not been any priced preferred stock round of financing that would trigger a conversion of the KISSes funds to preferred stock.

The Company has accounted for its KISS investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the KISSes occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2018, the fair values of the KISSes are equal to their face amounts, that is the amounts of initial investment, as evidenced by the KISS amounts being transacted in recent arm's length transactions with unrelated parties.

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Stock. As of December 31, 2018, 208,330 shares of Common Stock are issued and outstanding. Of this amount, 200,000, or approximately 96%, is held by the Company's two cofounders, who both remain active in the daily management of the Company.

Since inception, the Company has granted options to purchase 6,650 shares of Common Stock. These options have exercise prices equal to $3.92 and terms of 10 years. To date, no options have been exercised.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2018 consists primarily of cash contributed by the cofounders.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Note Financing

On February 15, 2019, the Company raised $47,000 cash in exchange for several non-convertible notes payable (collectively, the "Notes"). The Notes accrue interest at 10% per annum. Principal and interest under the Notes are due and payable upon a "Qualified Financing" (as defined below).

In connection with the notes, the Company issued warrants to purchase Common Stock in an amount equal to 50% the initial principal amount of the note divided by $19.58, at an exercise price of $19.58.

The proceeds from this offering were used for general working capital and marketing expenses.

500 Startups KISS

On June 20, 2018, under the Section 4(a)(2) exemption under the Securities Act, the Company issued a KISS-A to 500 Startups V, L.P., a Delaware limited partnership ("500 Startups") in the amount of $150,000. The KISS-A converts upon the occurrence of various events, including upon the Company's next equity financing of $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the next equity financing, or following a corporate transaction; however, upon a corporate transaction, the Company may elect to pay holder an amount equal to 2 times the Purchase Price. Additionally, the 18 months from the date of issuance, the holder may elect that the KISS-A be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion. The KISS-A has not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to 500 Startups. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board. The proceeds from this offering will be used for general working capital and marketing expenses.

Anticipated Crowdfunded Offering

During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Nanno, Inc.

July 24, 2019

TaxDrop Inc.
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Nanno, Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of July 24, 2019, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated July 24, 2019, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b) Additional information that you have requested from us for the purpose of the review.

    c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

    ● Management,

    ● Employees who have significant roles in internal control, or

    ● Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

_____

Title:

CEO_____

EXHIBIT D

Offering Page found on Intermediary's Portal.

Republic

Company Name	Nanno
Logo	
Headline	
Cover photo	
Hero Image	

Tags

**Pitch
text**

Deal Highlights

- On-demand marketplace connecting parents and sitters

- Proprietary vetting process for sitters includes full background check, skills test and behavioral test

- Growing nationally with over 15,000 users in 45 states

- 90% of booking requests are filled within 15 minutes

- Proven unit economics: $75 CAC vs. $1,200 LTV

- $350K in gross revenue to date

- High retention rates from both parents and caregivers

- Addressing a $34 billion market in the U.S. alone

- Tapping into one of the country's fastest growing industries

Problem

Childcare is stuck offline

Finding a sitter is never easy. Whether you need one on short notice or while traveling, it can seem like an impossible task. The few technology solutions that do exist are antiquated and unreliable, which is why most parents still use old-fashioned methods to find sitters, and still pay them offline through physical cash transactions. As millennials transition into parenthood, they are actively seeking a fast and reliable solution that solves this problem in the same way that tech has solved most others -- using a simple on-demand app.



Solution

Nanno: quality childcare at your fingertips

Nanno lets parents book high-quality, fully vetted sitters on-demand.

How it works

1. Set the criteria you are looking for in a caregiver.

2. The basic details of the booking are sent to all sitters who meet your criteria.

3. Booking works your order of preference - favorites, to caregivers trusted by friends, then to groups.

4. When booking is engaged, your credit card is authorized.

5. Payment is completed once booking is finished.

Our vetting process

Nothing is more important to our parent users than their children's safety. That's why we've built a proprietary 5-step vetting process, which includes a thorough criminal background check, a safety skills test, and a psychometric behavioral test. Nanno is the safest way to book a sitter, online or offline.



Press

 

Traction

Growing and retaining users across the US

In 2018, we launched nationally, and are now in 45 states. Our revenue is over $350K annually and we have over 15,000+ trusted users.

Customers

Nanno is loved by parents and sitters alike

Sitters and parents agree -- they love Nanno. Most of our users find Nanno through referrals and recommendations by other users.



Business model

Generating revenue through commissions

Our revenue model is primarily commission-based. Our commission is between 20 and 30% of our gross revenue from bookings.

Our costs of acquisition, on both the parent and caregiver sides, are only a fraction of the lifetime value of our users, making our unit economics infinitely scalable.

Market

A $34 billion addressable market

There are 34 million families in the United States with children under the age of 18. The average family spends $1,000 per year on informal childcare (babysitting), which means the U.S. market for informal childcare is approximately $34 billion.

Competition

The modern, on-demand solution for childcare

In today's on-demand world, parents are seeking a full-service, tech-enabled solution when they need a sitter. Our biggest competitors, Care.com, UrbanSitter and SitterCity, offer antiquated directory-based platforms that simply give parents access to a list of unvetted sitters. We are the first to offer a true on-demand sitter platform that lets parents book and pay sitters.

The technology innovation that truly sets us apart, and that all our competitors lack, is a comprehensive vetting process, starting with a thorough criminal background check and adding a safety skills test and a psychometric behavioral test. This is crucial, because it means that when parents book a Nanno sitter, they know they will get someone who has been through a vetting process that goes above and beyond what they would get anywhere else -- online or offline.

	On-Demand Booking	County-Level Criminal Background Check	Skills Test	Behavioral Test	National Network
nanno	✓	✓	✓	✓	✓
Care.com					✓
SitterCity					✓
UrbanSitter					✓
Bambino					✓
College Nannies & Tutors	✓	✓			
Regional Sitter Apps	✓				

Investors

Raised $450K to date

Nanno has raised $450,000 to date, from such notable investors as Quake Capital Partners and 500 Startups.



What's next

Transforming the babysitting industry

Childcare is still primarily an offline industry. Even Care.com, the largest online marketplace for caregivers and babysitters, is only serving a small fraction of the market, with 350,000 active users across all verticals (childcare, pet care, elder care, etc.). The first step to transforming this industry is offering a streamlined, on-demand way for parents to book vetted sitters from their phone or computer. The next step is to offer additional childcare and enrichment options to parents -- tutors, art and music lessons, STEM classes -- using the same on-demand platform.

This is an industry crying for innovation -- and Nanno is making it happen.

Founders



Team

	Liz Oertle	CEO & Co-Founder	Liz Oertle is passionate about leveraging emerging technologies to solve the real-world problems of everyday people – especially parents and families. Before starting Nanno, Liz was a startup lawyer, working with companies of all shapes and sizes.
	Desi McAdam	CTO & Co-Founder	Desi McAdam is a veteran software engineer and consultant, and a global advocate for women developers. In 2005, she co-founded DevChix, an organization for women software developers that now has thousands of members across 17 countries.
	Sharon Thomas	Director of Strategic Partnerships	Sharon is a sales professional with extensive experience in the family / parenting space. Her past experience includes 10 years as an account executive for The Bump, one of the fastest-growing resources for fertility, pregnancy and parenting.

Perks

$100	Nanno T-Shirt An "Investor" Badge on Your Nanno Profile
$500	Nanno T-Shirt An "Investor" Badge on Your Nanno Profile A 1-year premium subscription to Nanno ($360 Value)
$1,000	Nanno Fleece Jacket An "Investor" Badge on Your Nanno Profile A 2-year premium subscription to Nanno ($720 Value)
$5,000	Nanno Fleece Jacket An "Investor" Badge on Your Nanno Profile A lifetime premium subscription to Nanno
$10,000	Nanno Fleece Jacket An "Investor" Badge on Your Nanno Profile A lifetime premium subscription to Nanno A chance to join Nanno's founders for a day of skiing or snowboarding in Steamboat Springs, Colorado
$25,000	Nanno Fleece Jacket An "Investor" Badge on Your Nanno Profile A lifetime premium subscription to Nanno An invitation to the closing dinner for Nanno's next priced round of equity financing

FAQ

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Nanno, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Nanno, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) **Equity Financing**. For any Equity Financing that occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Company shall notify the Investor of the closing of such Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in such Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the

applicable Conversion Price as calculated by reference to the price per share of Capital Stock sold in such Equity Financing.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before any Equity Financing, the Investor will receive from the Company, at the Company's discretion, either (i) a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, or (ii) the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred, the Investor will receive from the Company the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the most recent Equity Financing (the "**Latest Financing**") equal to the Purchase Amount divided by the Conversion Price calculated by reference to the price per share of Capital Stock sold in the Latest Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute any assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of shares of Capital Stock issued and outstanding immediately prior to the transaction giving rise to the calculation, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive or similar plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the Fully Diluted Capitalization as of immediately prior to the Liquidity Event.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   All shares of Capital Stock issuable upon the conversion of this instrument shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertakings set out in this Section 5 and:

(i)　　There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)　　The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)　　The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)　　The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)　　The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)　　Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Nanno, Inc.
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between Nanno, Inc., a Delaware corporation (the "*Company*") and $investor_name$ ("*Stockholder")*. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT F

Video Transcript

Finding a caregiver on short notice is hard. Not only is it logistically challenging, but it's filled with pain and sorrow, fear and rejection. We can save you from that.

Hi, I'm Liz Oertle, CEO and Co-Founder of Nanno, the first true on-demand childcare solution.

Booking on Nanno is super simple. You just tell us the number of kids you have, their ages, the time and place you need care, and any other details that you want to share with us, and we take care of the rest.

One of the biggest challenges, when trying to find childcare for my children, was how do we know these people are safe?

Our vetting process includes a behavioral test and a skills test, in addition to a thorough criminal background check. As a mom myself, I know how important it is for parents like us to be able to find high-quality childcare when we need it most.

Sometimes employers do provide backup care. Sometimes they don't. When they don't, and you need it, we're here for you.

Our super-sitter feature allows you to not only book an amazing caregiver, but someone who has extra skills to share with your kids, whether it's an art project, a STEM project – even tutoring.

We're really excited to offer our community the opportunity to invest in Nanno at this early stage. Join us on our journey. The childcare revolution starts now.